UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dogness (International) Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G2788T 103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2788T 103

1.	Names of Reporting Persons

Fine victory holding company Limited
2.	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

9,069,000(1)(2) Common Shares
	6.	Shared Voting Power

See item 5.
	7.	Sole Dispositive Power

9,069,000(1)(2) Common Shares
	8.	Shared Dispositive Power

See item 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,069,000(1)(2) Common Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

[ ]
11.	Percent of Class Represented by Amount in Row (9)

34.5%(2)(3)
12.	Type of Reporting Person

CO

(1)	Consists of 9,069,000 Class B Common Shares held directly by Fine victory holding company Limited. Silong Chen is the sole owner and the director of Fine victory holding company Limited and has sole voting and dispositive power over all shares held by Fine victory holding company Limited. Class A Common Shares have one vote per share. Class B Common Shares have three votes per share.
(2)	Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares. Class B common shares are convertible into Class A Common Shares on a one for one basis.
(3)	The percentages set forth in this Schedule 13G are calculated on the basis of (i) 16,844,631 Class A Common Shares outstanding as of February 12, 2020; plus (ii) 9,069,000 Class A Common Shares issuable upon conversion of the Class B Common Shares beneficially owned by Silong Chen; plus (iii) 360,000 Class A Common Shares underlying options granted to the issuer’s management exercisable within 60 days.

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CUSIP No. G2788T 103

1.	Names of Reporting Persons

Silong Chen
2.	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

9,309,000(1)(2) Common Shares
	6.	Shared Voting Power

See item 5.
	7.	Sole Dispositive Power

9,309,000(1)(2) Common Shares
	8.	Shared Dispositive Power

See item 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,309,000(1)(2) Common Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

[ ]
11.	Percent of Class Represented by Amount in Row (9)

35.4%(2)(3)
12.	Type of Reporting Person

IN

(1)	Consists of (i) 9,069,000 Class B Common Shares held directly by Fine victory holding company Limited; plus (ii) 240,000 Class A Common Shares underlying options granted to Silong Chen exercisable within 60 days. Silong Chen is the sole owner and the director of Fine victory holding company Limited and has sole voting and dispositive power over all shares held by Fine victory holding company Limited. Class A Common Shares have one vote per share. Class B Common Shares have three votes per share.
(2)	Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares. Class B common shares are convertible into Class A Common Shares on a one for one basis.
(3)	The percentages set forth in this Schedule 13G are calculated on the basis of (i) 16,844,631 Class A Common Shares outstanding as of February 12, 2020; plus (ii) 9,069,000 Class A Common Shares issuable upon conversion of the Class B Common Shares beneficially owned by Silong Chen; plus (iii) 360,000 Class A Common Shares underlying options granted to the issuer’s management exercisable within 60 days.

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CUSIP No. G2788T 103

Introductory Statement

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13G originally filed by Fine victory holding company Limited and Silong Chen as the Reporting Persons on July 16, 2018. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13A. Except as otherwise provided herein, each Item of the Schedule 13A remains unchanged.

ITEM 1.

(a)	Name of Issuer:

Dogness (International) Corporation

(b)	Address of Issuer’s Principal Executive Offices:

Tongsha Industrial Estate, East District Dongguan, Guangdong People’s Republic of China 523217

ITEM 2.

(a)	Name of Person Filing:

Fine victory holding company Limited Silong Chen

(b)	Address of Principal Business Office, or if None, Residence:

Fine victory holding company Limited: AMS Trustees Limited, Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands

Silong Chen: Tongsha Industrial Estate, East District, Dongguan, Guangdong, People’s Republic of China 523217.

(c)	Citizenship:

Fine victory holding company Limited: British Virgin Islands Silong Chen: China

(d)	Title of Class of Securities:

Class A Common Shares.

(e)	CUSIP Number:

G2788T 103

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fine victory holding company Limited	9,069,000	34.5%	9,069,000	9,069,000	9,069,000	9,069,000
Silong Chen	9,309,000	35.4%	9,309,000	9,309,000	9,309,000	9,309,000

The percentages set forth in this Schedule 13G are calculated on the basis of (i) 16,844,631 Class A Common Shares outstanding as of February 12, 2020; plus (ii) 9,069,000 Class A Common Shares issuable upon conversion of the Class B Common Shares beneficially owned by Silong Chen; plus (iii) 360,000 Class A Common Shares underlying options granted to the issuer’s management exercisable within 60 days.

Fine victory holding company Limited, a British Virgin Islands company, is the record owner of 9,069,000 Class B Common Shares. Silong Chen is the sole owner and the director of Fine victory holding company Limited and has sole voting and dispositive power over all shares held by Fine victory holding company Limited.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

(Signature)

/s/ Silong Chen
Silong Chen, Director
Fine victory holding company Limited

/s/ Silong Chen
Silong Chen

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LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

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